Exhibit 99.1

PRESS RELEASE

VinFast Announces Date of 3Q23 Earnings Release and 3Q23 Earnings Call

October 3, 2023 – VinFast Auto Ltd. (the “Company” or “VinFast”) announced that it will release its 3Q23 financial results before the market opens on October 5, 2023. On the same day, VinFast’s management will hold a live webcast to discuss the Company’s business performance and strategy. Details for the call are below:

•	What: VinFast Q3 2023 Financial Results and Q&A Webcast

•	When: Thursday, October 5, 2023

•	Time: 8:00am Eastern Standard Time

•	Live webcast: https://edge.media-server.com/mmc/p/46isto5b

•	Q&A Participation: https://register.vevent.com/register/BIcfb9f3e3614f4ce9a98ae10ca4bea162

A replay of the webcast will also be made available on the Company’s website.

For additional information, please visit ir.vinfastauto.us.

Investor Relations Contact: ir@vinfastauto.com

About VinFast

VinFast – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer committed to its mission of creating a green future for everyone. VinFast manufactures a portfolio of electric SUVs, e-scooters and e-buses in Vietnam, and exports to the United States, and, soon, Europe. Learn more at www.vinfastauto.us.

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